Integrated Data Corp.
                                       625 W. Ridge Pike, Suite C-106
                                       Conshohocken, PA  19428-1192
                                       9 May 2005

Via EDGAR

United States Securities and Exchange Commission
Washington, D.C.  20549

Attention:  Larry Spirgel
            Assistant Director
            Division of Corporation Finance
            Mail Stop 0407


RE:  Integrated Data Corporation
     Form 10-K for the fiscal year ended June 30, 2004
     Form 10-Q for the quarterly period ended December 31, 2004
     File No. 0-31729


Dear Mr. Spirgel:

In response to your letter dated March 22, 2005, Integrated Data Corporation
(IDC) offers the following responses and supplemental information:

SEC comment on IDC Form 10-K for the fiscal year ended June 30, 2004 (Fiscal
2004), Liquidity and Capital Resources, page 21
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1.  We note on page 21 that Integrated Technologies & Systems Ltd. has committed to fund your working capital requirements for the fiscal year 2005. Please tell us and disclose in your liquidity section more detailed information regarding this commitment including the terms of the loan and your ability to repay the loan. Also, revise to provide a discussion of the current loan balance of $887,000 due to IT&S as discussed on page F-22.

IDC Response 1
--------------
Upon emergence from Chapter 11 bankruptcy in November 2002, IDC negotiated a loan agreement with Integrated Technologies & Systems Ltd. (IT&S) to have a committed source of funds to satisfy its working capital requirements. The terms of the loan are zero percent (0%) interest, no associated collateral, and payable on demand. IT&S also has the option to convert any or all of the loan balance at any time to IDC common stock at a conversion price of $2.00 per share.

The maximum yearly funding level is negotiated on a year by year basis. For Fiscal 2004 the IT&S commitment was for up to $600,000, and IDC borrowed $569,000 during the year. For Fiscal 2005 the IT&S commitment was for up to $1,000,000, and to date IDC has borrowed $331,970 and paid back $302,775. As reported, as of June 30, 2004 the IT&S loan balance was $887,000. The current loan balance is $916,195.



Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 2 of 11
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At the filing of IDC's Form 10-K for Fiscal 2004, IDC was in the process of acquiring the remaining 49.9% of DataWave Systems Inc. (DataWave) to make DataWave a wholly-owned subsidiary. Management believed the IT&S loan could then be repaid from the income generated by DataWave. Unfortunately the DataWave acquisition did not happen. Management believes that if there was a demand for payment of the IT&S loan balance today, IDC has more than enough assets, specifically its DataWave holdings, to satisfy the loan.


SEC comment on IDC Form 10-K for the Fiscal 2004, Impairment of Long-Lived Assets, page 23
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2.  We note that an impairment loss in the amount of $1,844,000 was recorded at June 30, 2004 to reduce the net carrying value of the DataWave International License to fair market value based on a valuation by an independent party. Please tell us and disclose significant assumptions used in determining fair value of the license, including the cash flows utilized if applicable. Please provide a quantitative as well as a qualitative sensitivity analysis with regard to your asset impairment testing in critical accounting policies.

IDC Response 2
--------------
An independent valuation of the DataWave International License was performed by Evans & Evans, Inc. of Vancouver, BC, Canada (www.evansevans.com) as part of its Valuation Report and Related Fairness Opinion dated August 23, 2004. The purpose of the report was for Evans & Evans to provide its independent opinion and assessments as to whether the proposed IDC/DataWave merger transaction was fair, from a financial point of view, to both the shareholders of DataWave and IDC. Evans & Evans used a cost to replicate approach as the likely amount that a purchaser would pay to be in the same position as IDC with this asset as at the valuation date. On one hand, the DataWave International License had not generated any material revenues historically and uncertainty remained as to when such revenue and positive cash flow would begin. On the other hand, DataWave cannot expand operations outside the Americas; therefore, such license does have certain value as it represents the expansion of DataWave into global markets. Evans & Evans believed it was reasonable that the most a purchaser would likely pay for such license would be the costs to get him/her to the same position as at the valuation date. This was calculated to be in the range of $1,400,000 to $1,500,000. Based on this independent analysis, IDC took an impairment loss of $1,844,000 at June 30, 2004 to reduce the net carrying value of its DataWave International License to $1,450,000.






Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 3 of 11
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3.  In addition, we note on page 15 of your Form 10-Q for the quarterly period ended December 31, 2004 that you recorded an additional impairment loss in the amount of $457,000 to reduce the net carrying value of the DataWave International License to fair market value based on the purchase price to be paid by DataWave for the license. Tell us how your assumptions have changed in the last six months. Tell us how you considered your related party association with DataWave when you determined that the purchase price paid by DataWave is the fair market value of the technology.

IDC Response 3
--------------
After repeated failed attempts to use the DataWave International License, it was evident that there was no incentive for DataWave to cooperate in the global roll-out of the DataWave technologies. Since total cooperation on DataWave's part is key to making the technology work and giving it value in the international market, the idea of selling the DataWave International License to an outside party was quickly rejected by IDC as not in the best interest of its shareholders. Since IDC and DataWave were at a stalemate with IDC blocking DataWave from expanding into global markets and DataWave inhibiting IDC from successfully using the DataWave International License, the companies independently negotiated a termination of the DataWave International License. The present value of that negotiated transaction, based on the market share price of $0.08 for DataWave common stock, was $865,000; hence, the use of this value as the fair market value for the license. This required a further impairment of $457,000 on the net carrying value of the DataWave International License.


SEC comment on IDC Form 10-K for the Fiscal 2004, Consolidated Statement of Operations, page F-4
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4.  We note that you have classified fiscal year 2003 and 2002 gain on discharge of indebtedness as extraordinary. Tell us how you applied FAS 145 and APB 30 in determining that the discharge of indebtedness should be extraordinary.

IDC Response 4
--------------
FAS 145 rescinded FAS 4, Reporting Gains and Losses from Extinguishment of Debt which required, if material, to be classified as an extraordinary item, net of related income tax. FAS 145 now requires such gains and losses to be presented in accordance APB Opinion No. 30. APB Opinion No. 30 describes extraordinary items as events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Thus both of the following criteria should be met to clarify an event or transaction as an event or transaction as an extraordinary item:



Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 4 of 11
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     a.  Unusual nature - the underlying event or transaction should possess a high degree of abnormality and be a type clearly unrelated to, or only incidentally, related to, the ordinary and typical activities of the entity, taking into account the environment in which the entity operates.

     b. Infrequency of occurrence - the underlying event or transaction should be of a type that would not reasonably be expected to recur in foreseeable future, taking into account the environment in which the entity operates.

In the opinion of management, the gain on discharge from the bankruptcy proceedings met the criteria as an extraordinary item.


5. It appears that the caption "cost of revenues" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. Please revise your presentation in the future filings to comply with SAB 11:B. Otherwise, please advise.

IDC Response 5
--------------
In future filings, the Registrant will use the caption "cost of revenues (exclusive of depreciation shown separately below)" to comply with SAB 11:B.


SEC comment on IDC Form 10-K for the Fiscal 2004, Consolidated Statement of Cash Flows, page F-9
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6.  Explain to us why you classified cash flows from deferred rental inducements as an investing activity as this amount appears to be a non-cash transaction. Otherwise please revise in future filings as required by SFAS 95.

IDC Response 6
--------------
This is a result of consolidating the DataWave financials directly as filed by DataWave with the SEC. In January 2004, DataWave entered into a ten year lease for office space in Richmond, British Columbia. The leasehold improvements totaled $325,000, which were capitalized to leasehold improvements, included in Machinery and Equipment on DataWave's financial statements and are amortized on a straight line basis over ten year term.

Under the terms of the lease, DataWave was to receive cash inducements (concessions) of $277,000 ($167,000 payable to DataWave upon evidence of incurring certain leasehold expenditures, and $110,000 due in 2009, either in cash or as a reduction of rent expense at the option of DataWave) from the


Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 5 of 11
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landlord as a result of DataWave's leasehold improvements.  DataWave recorded
$167,000 in accounts receivable, $110,000 as other long term receivables and a deferred lease inducement of $277,000. In addition, under the terms of the lease DataWave received "free rent" concessions of $263,000 over the term of the ten year lease.

For financial reporting purposes, DataWave has amortized the total concessions ($540,000) as an adjustment to rent expense. The amortization method used results in an annual rent expense (including paid rent and amortization of concessions) of $154,000 for each year of the lease. The deferred inducement on DataWave's financial statements represents the net unamortized concessions. The current portion represents the amount that will be amortized into rent expense in the next year.

DataWave believes its treatment is consistent with EITF 88-3, EITF 88-10 and FTB 88-1.

In its statement of cash flows, DataWave reported its expenditures on lease inducements of $325,000 in its investing activities (purchases of machinery and equipment). Based on DataWave's current review of the statement of cash flows, DataWave notes the misclassification of an approximate $197,000 source of cash that was reflected in investing rather than operations.
Approximately $31,000 of this amount is for free rent and is considered to be an operating expense with the balance an adjustment to non-cash changes to working capital. Cash flow provided by operations would be approximately $115,000 (rather than a use of $82,000) and cash flow used in investing would be $1,218,000 (rather than $1,021,000). In July 2004, DataWave received cash of $167,000 in full payment of the current receivable.

DataWave does not believe the amount is material to restate its prior financial statements. DataWave will monitor its future leases and in future filings will classify non-cash inducement and amortization in cash flow operations.


SEC comment on IDC Form 10-K for the Fiscal 2004, Note 2, Summary of Significant Accounting Policies, Foreign Currency Translation, page F-11
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7.  We note that most of DataWave's assets are held and most of its revenues are earned in Canada. Tell us your functional currency for this subsidiary and how it was determined. Also tell us how you applied the guidance of SFAS 52 addressing each of the criteria of paragraph 42 in your response.

IDC Response 7
--------------
Management of DataWave determined the functional currency of the Company and its US and Canadian subsidiaries in accordance with SFAS 52. Functional


Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 6 of 11
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currency is assessed separately for DataWave's US and Canadian operations.
The guidance of SFAS 52, paragraph 42 was applied as follows:

For its corporate head office, DataWave adopted the United States dollar as its reporting and functional currency on March 31st, 1998, as at that time more than 60% of revenues were earned in the United States and more than 60% of assets were deployed in the United States. In addition, certain of DataWave's US corporate costs were incurred in US dollars. DataWave management considers DataWave to be a US company. In 2003, DataWave filed domestically in the US. In 2004, DataWave prepared a plan and agreed to re-domicile the Company to the US, as DataWave considers the US to be its primary economic environment. DataWave voluntarily delisted from the Toronto Venture Exchange in December 2004 and its shareholders approved the continuance of the Company into Delaware on January 31, 2005.

DataWave operates through a separate wholly owned subsidiary in the United States. Its US revenues and expenses and certain of its corporate costs are incurred in the US and are included in the US operating subsidiary. DataWave applied the criteria set out in paragraph 42 of SFAS 52 for our US Operations as follows:

a) Cash flow indicators - DataWave's cash flow was primarily generated in the United States and was remitted to Canada.
b) Sales price indicators - Sales price indicators are always set in the specific market, the United States. Sales prices are not dependent on changes in exchange rates.
c) Sales market indicators - DataWave does not have significant amounts of exports for local products.
d) Expense indicators - The operations of DataWave's US operations and expenses are primarily local costs.
e) Financing indicators - DataWave's US dollar funds have been primarily generated internally through cash flows from the United States.
f) Inter-company transactions - DataWave's US operations purchase fixed assets, at cost, from its Canadian operations. Such inter-company transactions are denominated in US dollars.

Additionally, DataWave operates through a separate wholly owned subsidiary in Canada. Its Canadian revenues and expenses and certain of its corporate costs are incurred in Canada and are included in the Canadian operating subsidiary. DataWave applied the criteria set out in paragraph 42 of SFAS 52 for its Canadian operations as follows:

a) Cash flow indicators - DataWave's cash flow was primarily generated in Canada and in Canadian dollars from its Canadian operations and was held for investment in Canada.
b) Sales price indicators - Sales price indicators are always set in the specific market, Canada. Sales prices are not dependent on changes in exchange rates.



Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 7 of 11
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c)  Sales market indicators - DataWave does not have significant amounts of exports for local products.
d) Expense indicators - The operations of DataWave's Canadian operations and expenses are primarily local costs.
e) Financing indicators - DataWave's Canadian dollar funds have been primarily generated internally through cash flows from Canada. DataWave holds excess cash in Canada in Canadian dollar denominated investments.
f) Inter-company transactions - DataWave's US operations purchase fixed assets, at cost, from its Canadian operations. Such inter-company transactions are denominated in US dollars. In spite of this, the majority of cash flows within the Canadian operations are in Canadian dollars.

The above paragraph 42 factors support the conclusion that the functional currency for DataWave's Canadian operations is the Canadian dollar and translation adjustments are being reported in Other Comprehensive Income.

DataWave has monitored its operations and periodically checked in reference to SFAS 52 criteria and nothing has altered its original determination of the functional currency of each respective operation.

It is DataWave management's opinion that the functional currency is assessed appropriately and separately for the respective entities under the criteria of paragraph 42, SFAS No. 52. In future filings, the disclosure regarding the functional currency of DataWave's various operations and the measurement of operations and transactions denominated in foreign currencies will be clarified.


SEC comment on IDC Form 10-K for the Fiscal 2004, Note 2, Summary of Significant Accounting Policies, Revenue and Cost Recognition, page F-11
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8.  We note that "sales of DataWave or custom branded cards where DataWave incurs inventory risk...are recognized on the gross basis..." Explain to us how you applied EITF 99-19 in determining that it is appropriate to recognize this revenue on a gross basis. Address each of the indicators provided by EITF 99-19 in your response, including your consideration of paragraphs 15 and 16.

IDC Response 8
--------------
DataWave follows the guidance EITF 99-19 for recognizing revenue as disclosed in the referenced paragraph on page F-11. EITF 99-19 discusses indicators of primary obligor and general inventory risk as being more pervasive than other indicators in determining whether to recognize revenue as either on the gross vs. net basis.

DataWave believes that among other indicators, pervasive indicator 2 "The company has general inventory risk (before customer order is placed or upon


Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 8 of 11
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customer return)" applies in the referenced case thus revenue is recognized on the gross basis. Under DataWave supplier contracts, title to the prepaid long distance time, and risk of loss associated therewith, is transferred to DataWave upon delivery. DataWave does not have the right to return unsold products to its suppliers, and therefore bears the risk that purchased inventory will not be resold. Under supplier contracts, DataWave becomes liable to pay for the long distance time on activation of the products, regardless of its sales of the same. DataWave has no right to return its inventory. Accordingly, DataWave is exposed to virtually all of the inventory risk.

Additionally, DataWave considered each of the other indicators of EITF 99-19 in determining that the referenced revenue stream should be reported on the gross basis as follows:

1) The company has latitude in establishing price - DataWave has latitude, within economic constraints, to establish the price with its customers.
2) The company changes the product or performs part of the service - The service is delivering prepaid long distance to the retail channel on demand or by delivery of the product, and thereby to the end consumer. From the point of view of the retailers, DataWave provides an essential part of the service by managing and distributing PINs or Cards, setting the price that the consumer pays, organizing and managing the supply of long distance time, and providing detailed sales reporting.
3) The company has discretion in supplier selection - DataWave determines who the supplier of long distance time is.
4) The company is involved in the determination of product or service specifications - DataWave sets the price per minute and whether or not service charges are included.
5) The company has physical loss inventory risk (after customer order or during shipping) - DataWave bears the entire risk of loss until the Card is accepted by the retailer or the PIN is successfully transmitted to the retailer.
6) The company has credit risk - DataWave bears the credit risk for amounts billed to its customers. It is responsible for collecting the negotiated price from its customers, and must pay the amount owed to its suppliers regardless of whether the sale price is fully collected.


9. Further, give us a better understanding of what you mean by the "full obligation to the phone service provider is fixed and determinable". Explain to us when the full obligation is fixed and determinable and when it is not fixed and determinable, and why the revenue recognition policy is different for each scenario. Refer to all pertinent authoritative GAAP accounting literature in your response.





Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 9 of 11
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IDC Response 9
--------------
The full obligation is fixed and determinable for the majority of DataWave's prepaid long distance products as the total liability is incurred when the product is activated and sold or when it is first used. The supplier will then bill DataWave for the full amount of the long distance time established for the product. In this case, revenue is recognized in accordance with SAB 101 when this criterion is met and the title to the product is transferred to the consumer, collectibility of proceeds is reasonably assured and DataWave has no significant continuing obligation.

In cases where the full obligation is not fixed or determinable, such as certain prepaid phone cards where phone service is delivered to the buyer and the cost is determined when the card is used or expires, cost is determined for the actual usage. In these cases, DataWave's suppliers will bill DataWave for the actual time used. Thus DataWave defers the recognition of revenue until actual usage by the customer in order to comply with the guidance of SAB 101.


SEC comment on IDC Form 10-K for the Fiscal 2004, Note 2, Summary of Significant Accounting Policies, Advertising Costs and Sales Incentives, page F-13
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10.  Give us a better understanding of the joint advertising and promotional incentives. Describe and quantify these expenditures. Tell us with whom control is shared. Give us an understanding of the terms of the joint control and explain to us why you account for these costs as part of cost of sales. Please refer to you basis in the accounting literature in your response.

IDC Response 10
---------------
DataWave has contractual arrangements with its customers that provide for the payment of advertising and promotional incentives. The payments are dependent on sales volumes and on proof of expenditures being provided. DataWave jointly agrees with its customer on when and how the advertising or promotional incentives will be implemented. The incentives are to enhance the sales of specific products and to promote sales on a broader basis.
These customer incentives will be accrued for a calendar year and must be used for authorized expenditures within the following year; if expenditures are made by the customer, proof of expenditure is required to obtain reimbursement. Any unused and accrued customer incentives expire at the end of the subsequent calendar year. In Fiscal 2004, DataWave accrued $53,587 (fiscal 2003 $152,864). The above meets the criteria of EITF 01-9 as DataWave receives an identifiable benefit of advertising and promotion resulting in increased sales; the fair value of the sales is greater than the


Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 10 of 11
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incentives given to its customers.  As such, DataWave includes these expenditures in Cost of Revenues, being an integral part of DataWave's cost of doing business.


SEC comment on IDC Form 10-K for the Fiscal 2004, Note 14, Commitments and Contingencies, page F-25
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11.  Tell us how you account for cash inducements for leasehold improvements and inducements for free rent. Describe for us the terms of these incentives. Tell us the amounts involved and refer to all pertinent authoritative accounting literature in your response.

IDC Response 11
---------------
Please see the IDC Response to SEC comment 6.


SEC comment on IDC Form 10-K for the Fiscal 2004, Item 9A, Controls and Procedures, page 27
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12.  Supplementally confirm that there were no changes (as opposed to no significant changes) in your internal control over financial reporting that occurred during your fourth fiscal, and during the fiscal quarter ended September 30, 2004, that has materially affected, or is reasonably likely to materially affect (as opposed to significantly affect) your internal control over financial reporting. See Item 308(c) of Regulation S-K. In addition, confirm that you will provide the disclosure required by Item 308(c) of Regulation S-K in all future periodic reports.

IDC Response 12
---------------
IDC hereby confirms that there were no changes in its internal control over financial reporting that occurred during the fiscal quarters ended September 30, 2004 and December 31, 2004 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. In future filings, the Registrant shall provide the disclosure required by Item 308(c) of Regulation S-K.


Additionally, IDC acknowledges that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


Mr. Larry Spirgel
U.S. Securities & Exchange Commission
9 May 2005
Page 11 of 11
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  -  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned. Thank you.

                                       Very truly yours,

                                       /s/David C. Bryan
                                       -----------------
                                       David C. Bryan
                                       President & CEO
                                       Integrated Data Corp.